CONSENT OF AUTHOR

Re:

Technical Report entitled Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru (the “Report”) dated effective August 31, 2016, prepared for Fortuna Silver Mines Inc. (the “Company”)

I am a co-author of the Report and, pursuant to National Instrument 43-101, I consent to the public filing of the Report by the Company.

Dated the 12th day of September, 2016.

“Eric Chapman”

Eric Chapman, P.Geo., C. Geol. (FGS)